March 6, 2009

Filed Via SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Government of New Brunswick, Securities Administration

Branch Nova Scotia Securities Commission

Securities Commission of Newfoundland & Labrador

Prince Edward Island, Dept. of Community Affairs & Attorney General

Government of Yukon, Registrar of Securities

Government of the Northwest Territories, Registrar of Securities

Government of Nunavut, Registrar of Securities

Toronto Stock Exchange

Dear Sirs:

Enterra Energy Trust (the "Trust")

Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Trust's upcoming Annual General & Special Meeting of securityholders:

Meeting Date	May 15, 2009
Record Date for Notice:	March 31, 2009
Record Date for Voting:	March 31, 2009
Beneficial Ownership Determination Date:	March 31, 2009
Class of Securities Entitled to Receive Notice:	Trust Units
Class of Securities Entitled to Vote:	Trust Units
ISIN Number:	CA29381P1027
Meeting Location	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Trust.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Oxana Rubinstein"

Oxana Rubinstein

Corporate Administrator

Corporate & Shareholder Services Direct Dial:  (403) 668-8353

cc: CDS & Co.

HEAD OFFICE: 2300, 125 - 9th Avenue SE, Calgary, AB T2G 0P6 (403) 261-0900

460 Sun Life Place, 10123 - 99th Street, Edmonton, AB T5J 3H1 (780) 702-1270

1900, 925 West Georgia Street, Vancouver BC V6C 3L2 (604) 484-8637